EXHIBIT 99.1

Golar LNG to Sell a Portion of Its Interests in Golar LNG Partners LP

Hamilton, Bermuda, Jan. 8, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" "GLNG" or "the Company") announced today that it is offering 7,170,000 common units, representing limited partner interests in Golar LNG Partners LP ("Golar Partners" or the "Partnership") as a selling unitholder in the public offering announced on January 8, 2015 by Golar Partners (the "Offering").

Golar intends to use the net proceeds of the Offering to fund a portion of the recently announced contract with Keppel Shipyard to convert one of its first generation LNG carriers, Gimi, into a floating natural gas liquefaction facility (GoFLNG).  These proceeds will be in addition to the net proceeds expected to be received over the next two years from the recently announced USD $390 million sale of the Golar Eskimo to Golar Partners when Golar Partners refinances the USD $220 million loan from Golar to be made in connection with the closing of the acquisition.  This will be Golar's second GoFLNG conversion project and long-lead items are in the process of being ordered. The investment is expected to secure future growth for Golar.  Although the Company continues to develop a number of opportunities for the deployment of GoFLNG, to retain timing flexibility in the roll out of Golar's floating LNG strategy, cancellation provisions have been secured, which if exercised prior to November 2015, will allow termination of the contracts and recovery of previous milestone payments, less a set cancellation fee.

The sale of 7,170,000 common units gives Golar the flexibility to issue Keppel with a notice to proceed with the conversion of the Gimi while finalizing the long term contract and financing for the first GoFLNG unit.

Following completion of the Offering, Golar will own the following interests in Golar Partners: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through its ownership of the general partner) and all of the incentive distribution rights. The common, subordinated and general partner units amount to approximately 30% of Golar Partners total units in issue and this is expected to remain as a long-term holding.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed by Golar LNG Partners LP with the Securities and Exchange Commission (the "SEC"). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which has been filed by Golar LNG Partners LP with the SEC.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

January 8, 2015

Enquiries: Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan